SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 1 February 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

1 February 2013

BT GROUP PLC

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2012

BT Group plc (BT.L) today announced its results for the third quarter and nine months to 31 December 2012.

Ian Livingston, Chief Executive, commenting on the results, said:

"Our fibre plans are helping to make the UK a broadband leader in Europe. More than 13 million premises can access our fibre broadband and we are passing around 100,000 additional premises every week. Take-up is growing strongly with around 1.25 million homes and businesses now enjoying the benefits of faster speeds. This gives us an excellent platform for our push into TV and Sport later this year. Our pre-season training is going well. We have secured attractive new content and world class production facilities at the Olympic Park and are building a strong team.

“Our engineers have worked tirelessly following some of the wettest weather on record. Not only did they complete a record number of field visits in the quarter, they also connected a further 281,000 homes and businesses to broadband and helped us grow the number of landlines. BT Global Services has also done well securing £1.9bn of new orders, up 17%.

“We have made progress in a number of areas and delivered solid financial results. These are in line with our expectations for the year, which remain unchanged.”

Third quarter and nine months results:
		Third quarter to 31 December 2012		Nine months to 31 December 2012
		£m	Change	£m	Change
Revenue1		4,510	(6)%	13,468	(7)%
Underlying revenue excluding transit			(3)%		(4)%
EBITDA1		1,548	2%	4,508	1%
Profit before tax1		675	7%	1,861	8%
Earnings per share	- adjusted1	6.6p	8%	18.4p	9%
	- reported	6.2p	(2)%	19.1p	8%
Normalised2 free cash flow		807	£173m	999	£(399)m
Net debt				8,140	£404m

1 Before specific items
2 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2012

Group results

	Third quarter to 31 December			Nine months to 31 December
	2012	2011	Change	2012	2011	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	4,510	4,774	(6)	13,468	14,432	(7)
- reported (see Note below)	4,359	4,774	(9)	13,232	14,022	(6)
- underlying excluding transit2			(3)			(4)
EBITDA
- adjusted1	1,548	1,524	2	4,508	4,455	1
- reported (see Note below)	1,484	1,498	(1)	4,307	4,296	0
Operating profit
- adjusted1	842	790	7	2,357	2,229	6
- reported	778	764	2	2,156	2,070	4
Profit before tax
- adjusted1	675	628	7	1,861	1,731	8
- reported	628	652	(4)	1,814	1,721	5
Earnings per share
- adjusted1	6.6p	6.1p	8	18.4p	16.9p	9
- reported	6.2p	6.3p	(2)	19.1p	17.7p	8
Capital expenditure	572	665	(14)	1,790	1,899	(6)
Free cash flow
- normalised3	807	634	27	999	1,398	(29)
- adjusted1	964	634	52	1,480	1,613	(8)
Net debt				8,140	7,736	5

Note: Reported revenue and EBITDA include a specific item charge of £151m and £36m, respectively, in the third quarter and nine months to 31 December 2012 relating to Ofcom’s determinations on historic Ethernet pricing. See Group results – Specific items for more details.

Line of business results1

	Revenue			EBITDA			Operating cash flow
Third quarter to	2012	2011	Change	2012	2011	Change	2012	2011	Change
31 December	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,746	1,894	(8)	163	144	13	88	134	(34)
BT Retail	1,793	1,849	(3)	474	453	5	450	284	58
BT Wholesale	890	979	(9)	289	303	(5)	251	145	73
Openreach	1,274	1,300	(2)	579	591	(2)	365	304	20
Other and intra-group items	(1,193)	(1,248)	4	43	33	30	(190)	(233)	18
Total	4,510	4,774	(6)	1,548	1,524	2	964	634	52

1 Before specific items. Specific items are defined below
2 Underlying revenue excluding transit is defined below
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments

Notes:
1)
Unless otherwise stated, any reference to revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, earnings per share (EPS) and free cash flow are measured before specific items. The commentary focuses on the trading results on an adjusted basis being before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to the understanding of the group’s financial performance as specific items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported EBITDA, reported operating profit, reported profit before tax, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

2)
Underlying revenue, underlying costs and underlying EBITDA are measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We are focusing on the trends in underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

3)	Unless otherwise stated, the references 2013 and 2014 are the financial years to 31 March 2013 and 2014, respectively.

Enquiries

Press office:
Ross Cook                                                                                     Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                            Tel: 020 7356 4909

A conference call for analysts and investors will be held at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

The fourth quarter and full year results for 2013 are expected to be announced on Friday 10 May 2013.

About BT

BT is one of the world’s leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year ended 31 March 2012, BT Group’s revenue was £18,897m with profit before taxation of £2,445m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/8705W_-2013-1-31.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  1 February 2013